Global Economic and Investment Environment and Equity Strategy

Roger J. Sit
CEO and Global Chief Investment Officer
Sit Investment Associates, Inc.

Presentation For
Sit Mutual Fund Shareholder Luncheon
Edina Country Club
Edina, Minnesota

October 23, 2017

Sit Investment Associates
Sit Mutual Funds

KEY ISSUES:

1. Global Economic Growth
2. Improvement in portfolio company fundamentals
3. A Shift in Importance Back to Active Management from Passive Management

INVESTMENT STRATEGY:

a diversified, barbell portfolio of high-quality growth stocks. One side of the barbell focuses on visible, traditional growth stocks, with material exposure in the U.S. and developed international markets, and the other side of the barbell is potential beneficiaries from President Trump's themes.

1. Global Economic Growth

A. Current fundamentals and monetary policies support at least modest 2% - 2.5% economic growth in the U.S. and 2.5% - 3.0% globally over the next couple of years.

   I. The U.S. has been growing in a modest and subdued manner.

   II. Euroland and Japan are experiencing slight, choppy growth helped materially by weak currencies.

   III. China's growth appears to have stabilized with much government assistance.

   IV. U.K. growth is uncertain due to Brexit.

B. A stronger U.S. growth "glide path" in the 3% - 4% range may be doable if the right pro-growth presidential actions and execution occur. Political headwinds and presidential missteps are limiting policy changes and reforms.

   I. Trump administration agenda items that could provide "tailwinds" include: deregulation, repatriation of foreign corporate cash, decrease in corporate tax rates, reform of personal income tax rates, and infrastructure spending.

   II. New "headwinds" include potential trade wars, strengthening U.S. dollar, immigration, and higher interest rates. President Trump is also facing roadblocks from bipartisanship and government bureaucracy.

C. Economic growth will impact company fundamentals and investor psychology.

Global Economic Assumptions

	GDP GROWTH				INFLATION			
				2016-2020				2016-2020
	2016A	2017E	2018E	(5 Yr CAGR)	2016A	2017E	2018E	(5 Yr AVG)
Global Economy	**2.6%**	**2.9%**	**3.0%**	**2.9%**	**1.9%**	**2.3%**	**2.5%**	**2.4%**
United States	1.5	2.2	2.5	2.2	1.3	2.2	2.8	2.5
Euro Area	1.8	2.1	2.0	2.0	0.2	1.6	1.8	1.4
United Kingdom	1.8	1.6	1.4	1.5	0.7	2.6	2.5	2.2
Japan	1.0	1.0	0.5	0.7	(0.1)	0.5	0.5	0.4
Asia Ex Japan	6.0	5.9	5.8	5.9	2.3	2.1	2.4	2.3
Latin America	(1.2)	1.1	2.5	1.5	10.5	8.5	8.0	8.6

Sources: Bloomberg, The World Bank, and Sit Investment Associates, Inc., October 5, 2017

International Monetary Fund Projections



Rising Tide of Growth
Economic growth rates in most major economies are projected to increase in 2017
2016
'17
'18
7%
6
5
4
3
2
1
0
World
U.S.
Euro area
Japan
U.K.
E.M.*
China
Low income
*Emerging markets
Source: International Monetary Fund
THE WALL STREET JOURNAL

Source: The Wall Street Journal, October 11, 2017

U.S. Economy Continues to Improve


U.S. Unemployment Rate
10 %
5
0
4.2%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Source: Bureau of Labor Statistics


U.S. LABOR FORCE PARTICIPATION RATE
Sep: 63.1%
68
66
64
62
60
76
80
84
88
92
96
00
04
08
12
16


U.S. Manufacturing PMI
Expansion > 50
Contraction < 50
65
60
55
50
45
40
35
30
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17


U.S. AVERAGE HOURLY EARNINGS
3 Mo. Avg. Y/Y % Sep: 2.7%
Latest Click: 2.9%
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
85
90
95
00
05
10
15

Sources: Evercore ISI, October 6, 2017; The New York Times, October 7, 2017; ISM and Sit Investment Associates, Inc., September 30, 2017

Euro Area Gradually Expanding


Euro Area Consumer Confidence
vs Household Spending
0
-5
-10
-15
-20
-25
-30
3%
2%
1%
0%
-1%
-2%
'12
'13
'14
'15
'16
'17
Consumer Confidence - LHS
HH Spending (Y/Y%) - RHS


Purchasing Managers Index
Euro Area
60
58
56
54
52
50
48
46
3/15
6/15
9/15
12/15
3/16
6/16
9/16
12/16
3/17
6/17
9/17
Expansion > 50
Contraction < 50
Manufacturing
Services

Sources: Eurostat and Sit Investment Associates, Inc., September 30, 2017, and IHS Markit and Sit Investment Associates, Inc., October 2, 2017

U.K. Growth is Slowing


U.K. LEADING
ECONOMIC INDICATOR*
4
2
0
-2
© BCA Research 2017
10
12
14
16
18

* STANDARDIZED. SOURCE: OECD.


Ann% Chg
Ann% Chg
MANUFACTURING PRODUCTION****
10
5
0
-5
-10
02
06
10
14

**** SHOWN AS A 3-MONTH MOVING AVERAGE.


UK Consumer Confidence
vs Household Spending
10
0
-10
-20
-30
-40
-50
4%
2%
0%
-2%
-4%
-6%
Consumer Confidence - LHS
HH Spending (Y/Y%) - RHS
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17

Sources: BCA Research Inc., October 4, 2017, Eurostat and Sit Investment Associates, Inc., September 30, 2017

Brexit Creating Uncertainty


European Union's Proposed Timetable for Brexit Negotiations
June 19, 2017
Oct-Dec 2017
October 2018
March 29, 2019
By March 2022
Negotiating a withdrawal deal
Citizens' rights, exit bill, Northern Ireland
Negotiating a "framework for future relations"
Future trade and non-trade relations (e.g., security)
Ratifying the withdrawal deal
Vote in the UK and in the European Council and Parliament
Transitional period and technical talks on the future relationship between the UK and EU
Brexit negotiations begin
European Commission makes a recommendation to the European Council on "sufficient progress" to start future relations
Exit deal agreed and concluded between UK and EU, and the ratification process begins
Deadline for ending talks on the UK's withdrawal terms from EU
New relationship between the UK and EU enters into force

Brexit Outcomes
Simplified Examples

"Softest" Brexit ← → "Hardest" Brexit

	1	2	3	4	5
Description	European Economic Area (EEA)-style	Concessional deal with good Single Market access	Concessional deal with limited Single Market access	Bare bones free trade agreement (FTA)	Split with no deal, poor UK-EU relations
Negotiations	Amicable, UK leaves EU on good terms	Tough, but fairly amicable; both sides happy with deal	Tough, difficult at times, hard-fought deal on both sides	Difficult talks, UK-EU relationship soured but survives	Talks worsen, possibly end early and in acrimony
Divorce Bill	Agreed quickly, paid in installments	Agreed and paid in installments	Talks difficult, finally agreed and paid in installments	Talks bitter but eventually agreed, paid in installments	Zero payment
Single Market/ Customs Union	Remain SM (not CU) member, accept 4 freedoms & ECJ	Leave SM & CU but significant access via concessions to EU	Leave SM & CU but significant access via concessions to EU	Leaves SM & CU; no cherry-picking so limited access	Leaves SM & CU without access
Cliff Edge	Transitional deal (2-3Y) agreed	Transitional deal (2-3Y) agreed	Transitional deal (2-3Y) agreed	Transitional deal (2-3Y) but risk of not being ready in time	No FTA and no interim adjustment period to WTO
Future Relationship	Either a member of the EEA or similar styled FTA	Comprehensive Canada-style FTA; some services trade, fin. equivalence+	Comprehensive Canada-style FTA; services trade limited, no fin. passporting	Bare bones FTA agreed with limited access to SM	WTO rules, EU grab for financial business, UK competitive push (tax cuts, state aid)

JAPAN ECONOMY STILL TRYING TO GAIN TRACTION



Japan Real GDP Growth, Y/Y%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
-1.0%
-0.1%
1.5%
2.0%
0.3%
1.1%
1.0%
1.0%
0.5%
'11
'12
'13
'14
'15
'16
'17E
'18E



Japan Export Volume Growth
15%
10%
5%
0%
-5%
-10%
-15%
3MMA - Y/Y%
Y/Y%
'12
'13
'14
'15
'16
'17



Japan Consumer Price Index, Y/Y%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
All Items
Ex. Fresh Food and Energy
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17



Japan Nominal Wages, 3MMA Y/Y%
2%
1%
0%
-1%
-2%
-3%
-4%
-5%
-6%
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17

SOURCES: JAPAN CUSTOMS, JAPAN MHLW, JAPANESE CABINET OFFICE, AND SIT INVESTMENT ASSOCIATES, INC., SEPTEMBER 30, 2017

Emerging Economies Stable and Growing


China Quarterly Real GDP Growth, Y/Y%
3Q17 = 6.8%
8.5%
8.0%
7.5%
7.0%
6.5%
6.0%
'12
'13
'14
'15
'16
'17


India Quarterly Real GDP Growth, Y/Y%
FY 1Q18 = 5.7%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
'12
'13
'14
'15
'16
'17


South Korea Quarterly Real GDP Growth, Y/Y%
2Q17 = 2.7%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
'12
'13
'14
'15
'16
'17


Brazil Real GDP Growth, Q/Q% SAAR
2Q17 = 0.25%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
'12
'13
'14
'15
'16
'17

Sources: Evercore ISI, National Bureau of Statistics of China, Ministry of Statistics & Programme Implementation, IBGE, Bank of Korea, and Sit Investment Associates, Inc., October 19, 2017

President Trump's Indicated Growth Boosting Policies

Growth Boosting Policies By Trump

Infrastructure	□ Massive stimulus-'at least double' Clinton's 5-year $275 billion infrastructure plan □ Create jobs in construction & other sectors with special focus on transportation, water, telecom & energy
Trade	□ Protectionist stance: introduce tariffs □ Tough on China: 45% tariffs, label as FX manipulator, bring trade cases against China □ Renegotiate NAFTA, reject TPP, unlikely to support T-TIP
Tax	□ Corp.: slash tax rate from 35% to 15%, one-off offer to repatriate foreign profits at 10%, move from worldwide to territorial tax Personal: collapse current seven tax brackets to three tax cut top rate repeal estate
Regulation	□ Reduce regulatory burden, repeal parts of Dodd-Frank □ Eliminate most intrusive regulations, like the Waters of The U.S. Rule, scrap the EPA's Clean Power Plan
Immigration	□Tough stance on immigration: build Mexico wall end birthright citizenship □ Protect economic well-being of lawful immigrants by curbing uncontrolled foreign worker admissions
Healthcare	□ Repeal and replace Obamacare with Health Savings Accounts (HSAs) □ Establish high-risk pools to ensure access to coverage for individuals unable to maintain continuous coverage □ Allow people to purchase insurance across state lines, in all 50 states □ Maximize flexibility for states via block grants to design innovative Medicaid programs for low-income citizens
Economy	□ Create a dynamic booming economy that will create 25 million new jobs over the next decade □ Accelerate growth to average 3.5 % per year with potential to reach 4 % growth
Energy	□ Make the U.S energy independent. Unleash $50 trillion in untapped shale, oil, and natural gas reserves □ Eliminate barriers to energy production, creating at least a half million jobs a year
Other	□ An additional federal investment of $20 billion towards school choice, provide low-income households an Expanded Earned. Income Tax Credit in the form a Childcare rebate and a matching $500 contribution for their savings accounts. □ Minimum wage determined at state / local level

Source: Deutsche Bank, January 4, 2017

U.S. Corporate and Individual Tax Plan Debate

Debate Kicks Off

Republicans' tax plan includes big changes and many unknowns

	What we know		What we don't know
Individual taxes	◆ Collapses seven brackets (10%, 15%, 25%, 28%, 33%, 35% and 39.6%) into three: 12%, 25% and 35% ◆ Nearly doubles standard deduction for most households ◆ Eliminates state and local deductions	◆ Retains mortgage-interest and charitable deductions ◆ Increases child tax credit ◆ Repeals personal exemption	◆ Income levels for each tax bracket ◆ Possible additional top rate above 35% ◆ Details of child tax credit changes ◆ Specific changes to the earned-income tax credit
Business taxes	◆ Cuts corporate rate to 20% from 35% ◆ Taxes business reported on individual returns at 25% ◆ Limits deductions for interest for corporations	◆ Allows immediate write-offs of business investment ◆ Preserves tax breaks for research and low-income housing ◆ Repeals deduction for domestic manufacturing	◆ Rules to prevent business owners from reclassifying wages as business income ◆ Details of interest-deduction limits ◆ What happens to investment write-offs after five years ◆ Which other tax breaks survive
Corporate foreign income	◆ Provides one-time tax on stockpiled foreign profits ◆ Imposes higher one-time tax on cash than on illiquid foreign assets	◆ Allows tax-free repatriation of future foreign profits	◆ Rules to prevent companies from shifting profits abroad
Other changes	◆ Repeals estate tax	◆ Repeals alternative minimum tax	◆ Which households pay more and which pay less ◆ How much the tax plan would add to the deficit

Richard Rubin/THE WALL STREET JOURNAL.

Corporate income Tax Rate



U.S. 35.0%
France 34.4%
India 34.0%
Brazil 34.0%
Belgium 33.0%
Mexico 30.0%
Australia 30.0%
Greece 29.0%
Portugal 28.0%
New Zealand 28.0%
Italy 27.5%
Spain 25.0%
Israel 25.0%
China 25.0%
Netherlands 25.0%
Austria 25.0%
Chile 24.0%
Japan 23.4%
Korea 22.0%
Sweden 22.0%
Switzerland 21.1%
Russia 20.0%
U.K. 20.0%
Turkey 20.0%
Finland 20.0%
Poland 19.0%
Hungary 19.0%
Czech Rep. 19.0%
Germany 15.8%
Canada 15.0%
Ireland 12.5%
0.0%
10.0%
20.0%
30.0%
40.0%

Sources: The Wall Street Journal, September 28, 2017, and Wolfe Research, December 2, 2016

Tax Reform Relative Potential Impacts

	Avg. US Sales Exposure	Corporate Tax Rate Reduction	Loss of Interest Deductibility	Offshore Cash
Telecommunication Services	99%	▲▲▲	▼▼▼	—
Utilities	95%	▲▲	▼▼▼	—
Real Estate	87%	▲▲	▼▼▼	▲▲▲
Financials	83%	▲▲	▼▼	▲▲▲
Energy	76%	▲	▼▼▼	▲▲▲
Consumer Discretionary	74%	▲▲	▼	▲▲
Consumer Staples	73%	▲▲▲	▼	▲
Industrials	69%	▲▲▲	▼▼	▲▲
Health Care	67%	▲	▼	▲▲▲
Materials	54%	▲	▼▼	▲▲
Information Technology	46%	▲	▼	▲▲▲

Source: Factset, Bloomberg, Bernstein analysis and estimates

Source: Sanford C. Bernstein & Co., LLC, September 29, 2017

Bringing Cash Home to the U.S.



Profits Held Outside the U.S.
The 10 companies with the most profit held outside the United States last year, in billions.
Apple $230.2
Pfizer 197.1
Microsoft 124.0
G.E. 82.0
IBM 71.4
Johnson & Johnson 66.2
Cisco 65.6
Merck 63.1
Google 60.7
Exxon Mobil 54.0
Source: Institute on Taxation and Economic Policy | By The New York Times



Offshore Stash
Cash and equivalents held by foreign subsidiaries, in billions
Apple $230
Microsoft 116
Cisco 65
Alphabet 52
Oracle 52
Intel 15
Amazon 9
Facebook 5
Source: the companies
THE WALL STREET JOURNAL.



Median tax rate vs cash as a % of market cap overseas
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Energy
Utilities
Staples
Materials
Cons. Disc.
Industrials
Telecom
Health Care
Tech
Real Estate
10-yr median tax rate (LHS)
Overseas cash % of mkt cap (RHS)

Sources: The New York Times, September 27, 2017; The Wall Street Journal, May 22, 2017; and Bank of America/Merrill Lynch, November 22, 2016

U.S. Tax Reform Potential Impacts



Distribution vs. Growth
Examining distributive effects only, the GOP tax plan doesn't do much for incomes. Growth effects, however, could be large.
Effect on after-tax income, excluding growth effects*
8%
6
4
2
0
-2
Lowest 20%
Second 20
Middle 20
Fourth 20
80-90
90-95
95-99
Top 1
INCOME PERCENTILE
Cumulative rise in GDP from different tax proposals†
Lower corporate tax rate to 20% from 35%
3.1%
Lower top rate on pass-through income to 25%
1.1
Full expensing of capital
4.0
Full expensing of short-lived assets
0.9
Eliminate deduction of net business interest
−0.3
*Assumes, among other things, a top rate of 35% and tax bracket income limits as proposed by House Republicans' 2016 tax plan.
†These numbers can't be added to calculate combined effect because of offsets between different provisions.
Sources: Tax Policy Center (effects); Tax Foundation
THE WALL STREET JOURNAL.

Source: The Wall Street Journal, October 12, 2017

United States' Current Plans for Deregulation

Outlook For Top Ten Obama Laws, Rules Or Executive Actions

Policy	How It Took Effect	Where It Stands	How It Might Change
Dodd-Frank	Signed into law	Mostly implemented	Very little of Dodd-Frank will be substantively changed without new legislation, which will need 60 votes in the Senate, so most of the key provisions are not going to change.
ACA	Signed into law	Mostly implemented.	GOP will likely repeal much of it through reconciliation bill. Executive actions and new regulations are likely, too.
Iran Sanctions Lifted	Executive order	Took effect Jan 16, 2016.	Obama used the authority in statute to waive the sanctions. All Trump has to do is decline to continue to the waive sanctions.
Paris Climate Agreement	Executive order	Came into force on Nov 4, 2016 after enough countries ratified it.	Trump can back out or not enforce accord. Congress never voted on it, so Trump can drop it as easily as Obama embraced it.
DAPA and Expanded DACA (Immigration Policy)	Executive order	Supreme Court tie means lower court ruling stands. Orders are blocked.	Obama's controversial executive action is essentially dead. Trump does not need to do anything.
Clean Power Plan	EPA rule	Before federal appeals court. Supreme Court put it on hold until litigation is over.	Republicans may try to make legislative changes and if those don't succeed the administration may change the rules or enforce them more leniently.
Joint Employer	NLRB ruling	Issued Aug 27, 2015. Under appeal.	It will take a while to change the joint employer rule, but a return to the old standard looks highly likely.
Overtime Pay	DOL rule	Temporarily suspended by judge before it took effect Dec 1, 2016	It's possible but not likely Congress could overturn using Congressional Review Act.
Fiduciary Duty	DOL rule	Effective Apr 2017.	New DOL will probably delay the rule, and Congress could pass legislation to overturn.
Fracking	Interior Dept. rule	Court ruled BLM doesn't have authority to regulate. Obama Administration appealed.	Trump could drop appeal, leaving lower court decision in place.

Source: Cornerstone Macro, December 7, 2016

U.S. Federal Regulations have Increased Dramatically


U.S. Pct. Of Small Businesses Reporting
Single Most Important Problem
Nov:
Taxes 19
Gov't regulations 18
Quality of Labor 16
Poor Sales 12
Insurance cost 10
Competition from large bus 7
Cost of Labor 6
Inflation 3
Interest rates 2
0
5
10
15
20


Annual Cost of Federal Regulation & Intervention
(2016 Estimate, $1,885 Billion)
Economic Regulation, $399
Environment, $386
Tax Compliance, $316
Health, $194
FCC, $132
DOL, $127
DOT, $80
Intl Trade, $3
USDA, $9
DoE, $13
Majors, untab, $20
DHS, $57
All Other, $70
Financial, $80


Deregulation Will Bolster Business Confidence
Percent of Survey Respondents That Indicate Regulation Area Is "Very Burdensome" or "Somewhat Burdensome"
Federal Tax Code 75%
Affordable Care Act 65%
Overtime Rules 51%
State Licensing 45%
Reporting Pay Data by... 40%
Independent Contractor Test 39%
EPA Clean Water Rule 24%
Waters of the U.S. Rule 21%
Limit Carbon Emissions by... 16%
Source: NSBA, Sit Investment Associates, 1/10/17

Cost of Dodd-Frank to U.S. Businesses


$bn
12
10
8
6
4
2
0
2011
12
13
14
15
16
Each date corresponds to the 12 months to July 21 of that year
Source: American Action Forum

Sources: The Wall Street Journal, February 2, 2017; Wolfe Research, December 13, 2016; and The Financial Times, February 4, 2017

U.S. Rate Hike Probability

United States | Instrument: Futures: Fed Funds - Effective | Fed Effective Rate 1.16

1) Overview | 2) Future Implied Probability

Current Implied Probabilities | 3) Add/Remove Rates

Dates: Meeting / Calculation | Calculated 10/16/2017 | Based on rate 1.00-1.25

Meeting	Hike Prob	Cut Prob	0.75-1	1-1.25	1.25-1.5	1.5-1.75	1.75-2	2-2.25	2.25-2.5
11/01/2017	0.3%	0.0%	0.0%	99.7%	0.3%	0.0%	0.0%	0.0%	0.0%
12/13/2017	78.5%	0.0%	0.0%	21.5%	78.3%	0.2%	0.0%	0.0%	0.0%
01/31/2018	79.5%	0.0%	0.0%	20.5%	75.5%	4.0%	0.0%	0.0%	0.0%
03/21/2018	88.7%	0.0%	0.0%	11.3%	50.9%	36.0%	1.8%	0.0%	0.0%
05/02/2018	89.1%	0.0%	0.0%	10.9%	49.3%	36.6%	3.1%	0.1%	0.0%
06/13/2018	92.1%	0.0%	0.0%	7.9%	38.8%	40.1%	12.3%	0.9%	0.0%
08/01/2018	92.4%	0.0%	0.0%	7.6%	37.6%	40.0%	13.4%	1.3%	0.1%
09/26/2018	94.1%	0.0%	0.0%	5.9%	30.9%	39.5%	19.3%	4.0%	0.3%
11/08/2018	94.3%	0.0%	0.0%	5.7%	29.9%	39.1%	20.2%	4.7%	0.5%

Historical Analysis for Meeting 11/01/2017 | 4) Add/Remove Series



Probability of Hike 0.3
Probability of No Change (1-1.25) 99.7
Probability of Cut 0.0
100
80
60
40
20
0
Mar
Jun
2015
Sep
Dec
Mar
Jun
2016
Sep
Dec
Mar
Jun
2017
Sep
Historical Date

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000
SN 690118 G521-986-1 16-Oct-17 11:41:50 CDT GMT-5:00

Source: Bloomberg, October 16, 2017

Expected Range of Future Fixed Income Returns

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	2.25%	-0.8%	2.50%	-0.5%	4.00%	-0.1%
Present YTM 1.48%	Most Likely	2.00	-0.3	2.25	-0.0	3.00	0.5
	Optimistic	0.75	2.2	0.50	3.4	2.00	1.2
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.75	-2.8	3.50	-5.1	5.00	-2.5
Present YTM 1.94%	Most Likely	2.50	-1.6	2.75	-1.8	4.00	-1.1
	Optimistic	1.00	5.5	1.00	6.5	3.00	0.4
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.75	-10.6	4.00	-11.3	5.50	-6.0
Present YTM 2.33%	Most Likely	2.75	-2.5	3.25	-5.5	4.50	-3.5
	Optimistic	2.00	4.1	2.00	5.3	3.50	-0.9
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.50	-25.4	4.75	-27.2	6.00	-13.2
Present YTM 2.86%	Most Likely	3.50	-10.4	3.50	-8.9	5.00	-8.8
	Optimistic	2.25	14.7	2.25	16.1	4.00	-3.8

Source: Sit Investment Associates, Inc., September 30, 2017

THE GREAT UNWIND OF QUANTITATIVE EASING

The era of massive expansion of global central bank balance sheets is coming to an end. Total change in central bank assets as a share of GDP



Federal Reserve
European Central Bank
Bank of Japan
Other advanced economies
5 %
4
3
2
1
0
-1
-2
Total
FORECAST
2007
'09
'11
'13
'15
'17
'19

Note: Changes in balance sheets are calculated as a 12-month rolling sum

Source: Institute of International Finance

SOURCE: THE WALL STREET JOURNAL, OCTOBER 9, 2017

Assets Held by the Federal Reserve


Recession
QE1
QE2
QE3
OPERATION TWIST
$5T
Estimates
Quantitative easing (QE): Purchase of billions of dollars of Treasurys and other instruments.
Operation Twist: Selling of shorter-term bonds and buying of longer-term ones to extend the maturity of the balance sheet.
Other
Treasurys
Mortgage-backed securities
4
3
2
1
0
2003
'10
'20

Note: Assuming portfolio size steadies in 2021 and interest rates don't change significantly.
Sources: Federal Reserve (historical); Federal Reserve Bank of New York (estimates)

THE WALL STREET JOURNAL.

Maturing Assets

The Fed's plan to shrink its balance sheet will allow increasing amounts of securities to mature without being replaced with new securities.

Treasurys

Currently, the Fed reinvests maturing Treasurys to keep its asset portfolio steady. Now, it plans to allow some—up to a monthly cap—to mature without reinvestment.

Value, by month, of maturing Treasurys held by the Fed


$60 billion
40
20
0
2017
'18
'19
'20
'21
Would be reinvested
Cap
Allowed to mature

Mortgage-backed securities

At present, the Fed also reinvests the payments it receives on its vast mortgage holdings. The cap on reinvestments is set so that by late 2019, under current rate forecasts, all repayments will run off each month.

Value, by month, of principal paid down on Fed's MBS holdings*


$60 billion
40
20
0
Would be reinvested
Cap
Allowed to run off
2017
'18
'19
'20
'21

Sources: The Wall Street Journal, September 21, 2017, and September 19, 2017

2. Improvement in Portfolio Company Fundamentals

A. The equity markets are shifting from a monetary policy driven market to a company fundamentals driven market.

B. We cannot expect stock multiples to expand further. The global equity markets are anticipating stronger economic growth, but there could be materially more upside.

   I. The global equity markets have rallied since the election on "hope" that some of the pro-growth initiatives that President Trump campaigned on will occur. This has resulted in stock multiples expanding in anticipation.

   II. Year-to-date corporate earnings have been relatively solid, which has led to further market appreciation based on fundamentals and expectations that growth will continue.

   III. Trump policy benefits are still very hard to determine due to limited time in office and lack of information. If initiatives are implemented, corporate earnings growth could be considerably stronger.

C. Strong company fundamentals to include sales, operating margins, and earnings must "materialize". We must find the sectors and companies that can improve fundamentals. Strong fundamentals and quality earnings are needed for stock price appreciation and sustaining price appreciation.

D. We are in a stock picker's market.

Stock Market Continues to March Higher, Largely Uninterrupted


The S&P 500 stock index has gone about 200 days without a total 3% drop, its longest period of calm since 1995-1996. Longest streaks without a 3% pullback since 1950:
Start date
End
11/26/63
6/3/64
131 days
12/17/64
6/1/65
114
9/2/65
2/23/66
120
1/27/83
6/27/83
105
7/7/93
2/23/94
162
1/26/95
1/9/96
241
11/7/16
10/18/17
240
SOURCE USA TODAY research
Frank Pompa, USA TODAY
USA TODAY

Sources: USA Today and Sit Investment Associates, Inc., October 18, 2017

Steady Stock Market Performance


Small Moves
The S&P 500 has had only eight moves of 1% in either direction this year, the fewest for a comparable period in more than four decades.
2%
1
0
-1
-2
Jan. '17
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Source: FactSet
THE WALL STREET JOURNAL.

Source: The Wall Street Journal, October 4, 2017

Stock Correlation Declining as Quantitative Easing Comes to an End



Quantitative Easing Led to High Correlations;
Now in a Differentiated, Stock-Picker's Market
Average Pair-Wise Correlations of
All S&P 500 Stock Combinations
100%
80%
60%
40%
20%
0%
Clustered/Macro Market
Differentiated/Stock Picker's Market
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17

Sources: FactSet, U.S. Federal Reserve, Merrill Lynch, and Sit Investment Associates, Inc., September 30, 2017

Easy Monetary Policies in Place to Spur Growth

Global Central Bank Balance Sheets



Central bank balance sheets
Fed, US$ bn
ECB, € bn
BoJ, ¥tn, rhs
BoJ
Fed
ECB
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
550
500
450
400
350
300
250
200
150
100
Oct-12
Oct-13
Oct-14
Oct-15
Oct-16
Oct-17
Source: Datastream, Morgan Stanley Research

People's Bank of China Balance Sheet



40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
People's Bank of China - Balance Sheet (Tr)

People's Bank of England Balance Sheet



600
500
400
300
200
100
0
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
Bank of England Assets (€ Bn)

Sources: Morgan Stanley Research, October 6, 2017, and Factset Research Systems, October 11, 2017

Central Banks Remain Accommodative



CENTRAL BANK RATES
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
U.K.
U.S.
Japan
Eurozone
China
Sweden
Switzerland
Denmark

China

U.S.

U.K.
Denmark
Japan
Eurozone
Sweden
Switzerland

Approximately 24% of global GDP has a negative Central Bank interest rate.

(Eurozone, Japan, Switzerland, and Sweden)

Sources: FactSet Research Systems and Sit Investment Associates, Inc., October 18, 2017

Quantitative Easing has Stimulated the Market and Kept Volatility Low


S&P 500
High: 2564.11 Low: 666.79 Chg: 183.56%
S&P 500 - Price
CBOE Volatility Index - Price
50
45
40
35
30
25
20
15
10
2,500
2,000
1,500
1,000
2561.26
10.07
'09
'10
'11
'12
'13
'14
'15
'16
'17
UK QE1
US QE1 +47%
Japan QE
UK QE2
Japan QE increase #1
US QE2 +10%
US Operation Twist +16%
Japan QE increase #2
US Operation Twist Extension and QE3 +5%
US QE4 (QE Infinity) +44%
Japan QE increase #3
ECB QE1
Japan QE increase #4
UK QE3

Sources: FactSet Research Systems and Sit Investment Associates, Inc., October 18, 2017

Formula For Stocks or Market

Price/Earnings Ratio ✖ Earnings = Price

Therefore, for Price to increase:

- Price/Earnings ratio has to expand and/or
- Earnings has to increase

EPS Growth Driving Market Appreciation this Year


S&P 500 Price Returns, Contribution from EPS and PE
75% of S&P 500 price appreciation
YTD 2017 explained by EPS growth
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
'90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17
Price Chg Driven by EPS
Price Chg Driven by P/E
S&P 500 Price Change

Sources: Cornerstone Macro and Sit Investment Associates, Inc., October 18, 2017

P/E Expansion Drove Market Higher, Now Needs Earnings


Global earnings
EPS, U.S. dollar, NTMA, Jan. 2009 = 100
220
200
180
160
140
120
100
80
60
40
'09
'10
'11
'12
'13
'14
'15
'16
'17
U.S.
Japan
EM
Europe

(P/E x Earnings = Price)


300.00
250.00
200.00
150.00
100.00
50.00
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
12/08
12/09
12/10
12/11
12/12
12/13
12/14
12/15
12/16
QE1
+47%
QE2
+10%
Operation
Twist
+16%
Operation
Twist
Extension
and QE3
+5%
QE4 (QE
Infinity)
+44%
S&P 500 Price Appreciation
P/E Expansion (RHS)

S&P 500

Quarterly Operating EPS Y/Y Growth


20%
10%
0%
-10%
2%
-1%
-1%
-4%
-6%
-2%
4%
7%
15%
11%
2%
11%
10%
10%
15%
11%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17e
4Q17e
1Q18e
2Q18e
3Q18e
4Q18e

Are consensus estimates too high???

2016 EPS growth: 0.8% (average)

2017 Est. EPS growth: 9.5% (average)

2018 Est. EPS growth: 11.5% (average)

Sources: J.P. Morgan, June 30, 2017, and FactSet Research Systems, October 17, 2017

Market Rally Breadth has Been Narrow


S&P 500 Top Contributors - Year to Date 2017
NVIDIA Corporation
Johnson & Johnson
Alphabet Inc. Class C
Microsoft Corporation
Amazon.com, Inc.
Apple Inc.
Facebook, Inc. Class A
Alphabet Inc. Class A
Visa Inc. Class A
Boeing Company
NVDA-USA
BA-USA
FB-USA
V-USA
AAPL-USA
AMZN-USA
GOOG-USA
GOOGL-USA
MSFT-USA
JNJ-USA
200
180
160
140
120
100
80
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct

Ticker		Total Return	Contribution To Return
	Total	**16.22**	**16.22**
	10 Highest	**36.04**	**5.25**
AAPL	Apple Inc.	39.66	1.31
FB	Facebook, Inc. Class A	53.00	0.76
MSFT	Microsoft Corporation	27.03	0.67
AMZN	Amazon.com, Inc.	32.96	0.53
JNJ	Johnson & Johnson	24.50	0.38
GOOG	Alphabet Inc. Class C	28.63	0.35
GOOGL	Alphabet Inc. Class A	27.80	0.35
BA	Boeing Company	70.82	0.31
V	Visa Inc. Class A	38.90	0.30
ABBV	AbbVie, Inc.	59.02	0.28

Sources: FactSet Research Systems and Sit Investment Associates, Inc., October 18, 2017

Is the "Trump Trade" Over?


S&P 500 Total Return (%) by Sector
40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
Total
Financials
Information Technology
Materials
Industrials
Health Care
Consumer Discretionary
Utilities
Real Estate
Telecommunication Services
Consumer Staples
Energy
11/8/2016 - 10/18/2017
11/8/2016 - 12/31/2016
12/31/2016 - 10/18/2017
7/31/17 - 10/18/2017

Sources: FactSet Research Systems and Sit Investment Associates, Inc., October 18, 2017

Trump Trades Making a Comeback


HIGH TAX RELATIVE TO S&P 500
105
100
95
Post
election
euphoria...
© BCA Research 2017
OCT
JAN
APR
JUL
OCT
2016
2017

NOTE: VERTICAL LINE DENOTES U.S. PRESIDENTIAL ELECTION DATE.


INFRASTRUCTURE RELATIVE TO S&P 500
110
105
100
© BCA Research 2017
OCT
JAN
APR
JUL
OCT
2016
2017

NOTE: VERTICAL LINE DENOTES U.S. PRESIDENTIAL ELECTION DATE.


High Foreign Sales
1.05
1.00
0.95
0.90
0.85
0.80
75
80
85
90
95
100
105
r = -85.5%
Jan-13
Jun-13
Nov-13
Apr-14
Sep-14
Feb-15
Jul-15
Dec-15
May-16
Oct-16
Mar-17
Aug-17
High Foreign Sales/Low Foreign Sales (lhs)
DXY Index (Inverted, rhs)

Sources: BCA Research Inc., October 2, 2017, and Evercore ISI, October 13, 2017

Equity Valuations are Reasonable

GLOBAL PROSPECTIVE PE



Prospective PE
28.0
26.0
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
16.4
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17

S&P 500 Forward P/E
Data through September 30, 2017



P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 17.4x is based on 2018 est. operating EPS of $144.71.

Sources: Bank of America/Merrill Lynch, September 15, 2017, and Sit Investment Associates, Inc., September 30, 2017

Dividend Yields are Attractive Relative to Bond Yields



Data through September 30, 2017
S&P Earnings
10 Year Treas. Yield
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
16%
14%
12%
10%
8%
6%
4%
2%
0%
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16
Note: Operating EPS used to calculate P/E after 12/84



% of Stocks Dividend Yield > 10 Year Yield (500 Largest US Market Cap Cos.)
% of Stocks Dividend Yield > US 10 Yr Yield (Left)
US 10 Yr Yield (Right)
~27% of stocks currently with
dividend yield > US 10 Yr yield
60%
50%
40%
30%
20%
10%
0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
'80 '82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04 '06 '08 '10 '12 '14 '16

Sources: S&P; BLS; Sanford C. Bernstein & Co., LLC; FactSet Research Systems; and Sit Investment Associates, Inc., September 30, 2017

3. Passive Management Investing has Been the Style of "Choice" for the Last Nine Years. A Shift Back To Active Management is Very Likely.

A. Passive investing has benefited from significant quantitative easing, low interest rates, and lack of market volatility worldwide.

B. High sector and stock correlation, "rising tide lifts all boats", not likely to continue.

C. Market volatility should increase with the reduction of quantitative easing and rate increases.

D. Active versus passive investing historically has been cyclical.

E. Active management historically helps protect/limit exposure in more volatile/down markets.

F. Important to have a diversified portfolio of both styles.

Active/Passive Performance Trends are Cyclical



There have been 4 distinct alpha cycles since 1990
Median Excess Return vs. Benchmark; Includes Actively Managed, Large Cap, Long-Only, US Funds
Median Excess Return vs. Benchmark
12.0
10.0
8.0
6.0
4.0
2.0
0.0
(2.0)
(4.0)
(6.0)
1.5
3.0
0.1
1.0
0.1
-3.4
-0.1
-3.4
-4.3
-1.2
9.4
3.9
1.3
-0.3
0.5
1.9
-2.0
2.8
0.3
0.8
-1.1
-1.7
-1.1
0.6
-1.8
-0.2
-3.0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
5 consecutive years of positive excess returns
5 consecutive years of underperformance
From 2000-2009 the median active manager outperformed in 8 out of 10 years
The median active manager has underperformed in 6 of the last 7 years

Source: Goldman Sachs Research, April 2017

Active Management Outperforms in Down Markets



Actively managed funds, on average, lag benchmarks in up markets and outperform in down markets
Average Benchmark (SPX) & Fund Performance in Up, Flat and Down Markets
Active Mgmt -22bps
4.6%
4.4%
0.2%
0.2%
(5.2%)
(4.8%)
Active Mgmt +38bps
10%
8%
6%
4%
2%
0%
(2%)
(4%)
(6%)
(8%)
(10%)
(12%)
S&P 500
Active Mgmt
Up Markets (SPX > +2%)
Flat Markets (SPX +/- < 2%)
Down Markets (SPX < -2%)



Active managers outperformed through the two largest market drawdowns
Cumulative performance during the 2000-2002 and 2007-2009 market drawdowns; S&P 500 Total Returns vs. Median Active Long-Only
0%
(10%)
(20%)
(30%)
(40%)
(50%)
(60%)
(45%)
(34%)
(51%)
(48%)
Sept 2000 - Sept 2002
Nov 2007 - Feb 2009
S&P 500
Active Mgmt

Source: Goldman Sachs Research, April 2017

Our Global Equity Investment Strategy is a Diversified, Barbell Portfolio of High-Quality Growth Stocks

A. One side of the barbell focuses on potential beneficiaries from President Trump's themes.:

   I. deregulation,

   II. repatriation of foreign corporate cash,

   III. decrease in corporate tax rates,

   IV. reform of personal income tax rates, and

   V. infrastructure spending.

B. The other side of the barbell focuses on more visible, traditional growth stocks with material exposure in the U.S. and developed international markets. Sectors of focus include: telecom, technology, defense, and selective healthcare.

C. The "barbell" strategy is appropriate due to greater "tail" risks (both up and down) and the likely "fits and starts" in response to both progress and delays in Washington and global macroeconomic conditions. Quality stocks should participate in a rising market and retain their value better in a falling market.

What Styles Work Throughout an Economic Cycle



❶ Neutral Value vs. Growth,
Overweight Rising Momentum,
High Risk,
Low Quality, and
Small Caps vs. Large Caps
❷ Overweight Growth vs. Value,
Rising Momentum,
High Quality,
Low Risk, and
Large Caps vs. Small Caps
1 Boom
2 Slowdown
▲ Positive Economic Growth
▼ Negative Economic Growth
Recession 3
Recovery 4
❸ Overweight Value vs. Growth,
High Quality,
Low Risk, and
Large Caps vs. Small Caps
Recession 3
Recovery 4
❹ Overweight Value vs. Growth,
Rising Momentum,
Low Quality,
High Risk, and
Small Caps vs. Large Caps

Phase 1: Rising & Accelerating; Phase 2: Rising & Decelerating; Phase 3: Falling & Decelerating; Phase 4: Falling & Accelerating

Sources: Bank of America/Merrill Lynch and Sit Investment Associates, Inc., October 12, 2017

Barbell Investment Strategy

Overweight

Visible Growth/DM-Focused

Characteristics

Non-cyclical, attractive valuation, limited FX risk, govt. policy beneficiaries, low beta, and U.S./developed markets exposure

- ♦Defense
- ♦Oil & Gas Pipelines
- ♦Oil Refiners
- ♦Software
- ♦HMOs
- ♦Medical Distributors
- ♦Telecom
- ♦Waste Management
- ♦Insurance Brokers
- ♦Biotech
- ♦Medical Devices
- ♦P&C Insurance
- ♦Pharma
- ♦Growthier REITs/Utilities
- ♦Medical Equip.

Underweight

Slower Growth/Limited Policy Upside

Characteristics

Below average growth rates, weak balance sheets, currency risk, reliance on imports, low corporate tax rates

- ♦Auto OEMs
- ♦Auto Suppliers
- ♦Integrated Oil
- ♦Personal Care
- ♦Beverage Companies
- ♦Dept. Stores
- ♦Packaged Food
- ♦Apparel/Footwear
- ♦No Growth REITs/Utlities
- ♦IT Hardware
- ♦Non-Energy Minerals

Overweight

Pro-Cyclical/Policy Beneficiaries

Characteristics

U.S. domestic exposure, high tax rates, pro-cyclical, high beta, strong balance sheets, limited impact from higher interest rates

- ♦Banks/IBs
- ♦Life Insurance
- ♦Railroads
- ♦Airlines
- ♦Semiconductors
- ♦Restaurants
- ♦Parcel Carriers
- ♦Home Improvement
- ♦Trucking
- ♦Media Companies
- ♦Engineering & Construction
- ♦Commercial Construction

Source: Sit Investment Associates, Inc., September 30, 2017

Sit Dividend Growth Strategy



Risk vs. Return Analysis Since Inception
13.75 Years As Of: September 30, 2017
Return (%)
Standard Deviation (%)
0
5
10
15
10
15
20

Universe: eVestment US Large Cap Core Equity

As Of: September 30, 2017

	VT	RM	Return (%)	Standard Deviation (%)
☆ Sit Dividend Growth	SA	GF	10.70	12.87
● S&P 500	IX	IX	8.35	14.33
+ Universe Median			8.92	14.44

Results displayed in US Dollar (USD)



Average Quarterly Returns in Rising and Falling Markets
(December 2003 to September 2017)
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
S&P500
Sit Dividend Growth
5.4%
5.4%
Rising Market
Falling Market
-6.9%
-4.9%
S&P500
Sit Dividend Growth

eVestment Alliance, LLC and its affiliated entities (collectively, “eVestment”) collect information directly from investment management firms and other sources believed to be reliable, however, eVestment does not guarantee or warrant the accuracy, timeliness, or completeness of the information provided and is not responsible for any errors or omissions. Performance results may be provided with additional disclosures available on eVestment’s systems and other important considerations such as fees that may be applicable. Not for general distribution and limited distribution may only be made pursuant to client’s agreement terms. * All categories not necessarily included. Totals may not equal 100%.

Source: eVestment October 17, 2017

Past performance is not indicative of future performance. Returns are gross of fees and calculated on a time-weighted total return basis. The information above is supplemental to and complements the composite presentation at the end of the disclosure section. The account information set forth above is for the representative portfolio, is provided for illustrative purposes only and reflects one account within the composite. Please refer to the disclosure section for performance information and the composite presentation.

Sit Global Dividend Growth Strategy



Risk vs. Return Analysis Since Inception
11.25 Years As Of: September 30, 2017
15
10
5
0
Return (%)
10
15
20
25
Standard Deviation (%)

Universe: eVestment Global Core Equity

As Of: September 30, 2017

	VT	RM	Return (%)	Standard Deviation (%)
☆ Sit Global Dividend Growth	SA	GF	7.31	15.08
● MSCI World-ND	IX	IX	5.93	16.88
+ Universe Median			7.30	17.47

Results displayed in US Dollar (USD)



Average Quarterly Returns in Rising and Falling Markets
Versus 60% S&P 500/40% EAFE
(June 2006 to September 2017)
15%
12%
9%
6%
3%
0%
-3%
-6%
-9%
-12%
-15%
-18%
S&P/ EAFE
Sit Global Dividend Growth
6.0%
5.6%
Rising Market
Falling Market
-8.7%
-7.4%
S&P/ EAFE
Sit Global Dividend Growth

eVestment Alliance, LLC and its affiliated entities (collectively, "eVestment") collect information directly from investment management firms and other sources believed to be reliable, however, eVestment does not guarantee or warrant the accuracy, timeliness, or completeness of the information provided and is not responsible for any errors or omissions. Performance results may be provided with additional disclosures available on eVestment's systems and other important considerations such as fees that may be applicable. Not for general distribution and limited distribution may only be made pursuant to client's agreement terms. * All categories not necessarily included. Totals may not equal 100%.

Source: eVestment October 17, 2017

Past performance is not indicative of future performance. Returns are gross of fees and calculated on a time-weighted total return basis. The information above is supplemental to and complements the composite presentation at the end of the disclosure section. The account information set forth above is for the representative portfolio, is provided for illustrative purposes only and reflects one account within the composite. Please refer to the disclosure section for performance information and the composite presentation.

Sit Large Cap Growth Strategy



Annualized Ten Year Periods
10 Years As Of: September 30, 2017
Return (%)
20
15
10
5
0
10
15
20
25
Standard Deviation (%)

Universe: eVestment US Large Cap Growth Equity

As Of: September 30, 2017

	VT	RM	Return (%)	Standard Deviation (%)
☆ Sit Large Cap Growth	SA	GF	7.81	15.56
■ Russell 1000 Growth	IX	IX	9.08	16.64
● S&P 500	IX	IX	7.44	16.38
+ Universe Median			8.79	17.42

Results displayed in US Dollar (USD)



Average Quarterly Returns in Rising and Falling Markets
(December 2002 to September 2017)
12%
8%
4%
0%
-4%
-8%
-12%
Russell 1000G
Sit Lg Cap Growth
5.9%
5.7%
Rising Market
Falling Market
-7.1%
-6.9%
Russell 1000G
Sit Lg Cap Growth

Source: eVestment October 17, 2017

Past performance is not indicative of future performance. Returns are gross of fees and calculated on a time-weighted total return basis. The information above is supplemental to and complements the composite presentation at the end of the disclosure section. The account information set forth above is for the representative portfolio, is provided for illustrative purposes only and reflects one account within the composite. Please refer to the disclosure section for performance information and the composite presentation.

Sit Small Cap Growth Strategy

Risk vs. Return Analysis
10 Years As Of: September 30, 2017



15
10
5
Return (%)
15
20
25
Standard Deviation (%)

Universe: eVestment US Small Cap Growth Equity

As Of: September 30, 2017

	VT	RM	Return (%)	Standard Deviation (%)
Sit Small Cap Growth	SA	GF	6.50	19.87
Russell 2000	IX	IX	7.85	20.37
Russell 2000 Growth	IX	IX	8.47	20.92
Universe Median			8.72	21.30

Results displayed in US Dollar (USD)



Average Quarterly Returns in Rising and Falling Markets
(June 1994 to September 2017)
20%
16%
12%
8%
4%
0%
-4%
-8%
-12%
-16%
Russell
2000G
Sit
Sm Cap
Growth
9.3%
9.8%
Rising Market
Falling Market
-9.5%
-7.9%
Russell
2000G
Sit
Sm Cap
Growth

Source: eVestment October 17, 2017

Past performance is not indicative of future performance. Returns are gross of fees and calculated on a time-weighted total return basis. The information above is supplemental to and complements the composite presentation at the end of the disclosure section. The account information set forth above is for the representative portfolio, is provided for illustrative purposes only and reflects one account within the composite. Please refer to the disclosure section for performance information and the composite presentation.